Exhibit 3.1

Article II, Section 1, of the Amended and Restated By-laws of Barzel Industries Inc., a Delaware corporation (the “Corporation”), adopted June 20, 2006 and amended on December 7, 2007 (the “By-laws”), has been further amended as of September 15, 2009 to read in its entirety as follows:

“Section 1. Powers; Qualifications; Number; Election.

(a)     The business and affairs of the Corporation shall be managed by or under the direction of the Board. Except as otherwise provided in the Certificate of Incorporation, the Board may exercise all of the authority and powers of the Corporation and do all of the lawful acts and things which are not by the Law, the Certificate of Incorporation or these By-Laws directed or required to be exercised or done by the stockholders. The directors shall act only as a board and, subject to Article III, the individual directors shall have no power as such. Each director shall be at least twenty-five (25) years of age. A director is not required to be a resident of the State of Delaware or a stockholder. The Board shall consist of that number of directors (but not less than one (1) or more than fifteen (15)) as shall be fixed in accordance with the Certificate of Incorporation.

(b)     At all elections of directors by stockholders entitled to vote thereon, the individuals receiving a plurality of the votes cast shall be deemed to have been elected as directors.